Exhibit 99.(a)(1)(N)

[communication to be in email format]

Confirmation of Participation in the Offer

Thank you for participating in Monolithic System Technology, Inc.'s ("Mosys") Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share.

Mosys has accepted your election to cancel all of your Eligible Options. The agreement governing the issuance of your restricted shares is attached. Please review, sign and return it to Nils Holgersson either by fax at (408) 731-1893 or via interoffice mail. As consideration for the cancellation of your Eligible Options, you will receive an aggregate of                         Restricted Common Shares. Upon receipt of the attached signed agreement, we will issue the Restricted Common Shares in the name of each participant. We will retain these shares in escrow until they vest in equal thirds on each of the next three anniversaries of the Offer Termination Date, subject to your continued employment by MoSys. We will release the vested shares to E*TRADE Financial, the "captive broker" for our employee stock option and employee stock purchase plans (the "Designated Broker"). The Designated Broker will deposit the Restricted Common Shares into your account. If you do not have an account with the Designated Broker, please let us know and we will provide you with the information necessary to establish one.

You will be responsible for the payment of withholding taxes imposed by law, which will be payable to Mosys in cash. In addition, we may set up a program whereby the Designated Broker will sell enough Restricted Common Shares from your account to generate the cash needed to pay your withholding taxes.

If you have any questions regarding the above, please send an email to Nils Holgersson at nilsh@mosys.com.